Exhibit 99.1

Contact:
Eyal Harari
VP Products and Marketing
+972-77-774-5030
eyalh@radcom.com

FOR IMMEDIATE RELEASE

RADCOM Boosts MaveriQ Virtualized CEM Solution Performance

Using SR-IOV Technology in Intel Network Controllers

Tel Aviv, Israel –February 25, 2015 − RADCOM Ltd. (NASDAQ: RDCM), a leading provider of customer experience management (CEM) solutions, today announced it has integrated RADCOM’s NFV-based MaveriQ Customer Experience Management solution with Single Root I/O Virtualization (SR-IOV) technology embedded in Intel Ethernet Converged Network Controllers.

SR-IOV offers substantial packet processing performance benefits while allowing a single physical device to be shared amongst multiple guests. The MaveriQ solution leverages SR-IOV to achieve high performance non-intrusive monitoring of Virtual Network Functions (VNFs) such as virtualized Evolved Packet Core (vEPC) and virtualized IP Multimedia Subsystem (vIMS).

By utilizing SR-IOV, the MaveriQ solution provides real-time advanced QoE analytics for 100% of subscribers 24/7 in virtualized LTE and VoLTE networks. This optimized architecture also reduces virtualization platform overhead, enabling smooth integration to NFV platforms.

”The NFV ecosystem is maturing leading to increased demand from operators for CEM solutions to monitor virtualized networks.” said Eyal Harari, VP Products and Marketing, ”Our collaboration with Intel allows us to address that need by shortening development cycles and bringing high performance solutions to the NFV market more quickly.”

RADCOM will be showcasing the MaveriQ Virtualized CEM Solution at Mobile World Congress 2015 in Hall 2 Stand D50. To schedule a demo, contact tallyk@radcom.com

About RADCOM

RADCOM provides innovative service assurance and customer experience management solutions for leading telecom operators and communications service providers. RADCOM specializes in solutions for next-generation mobile and fixed networks, including LTE, LTE-A, VoLTE, IMS, VoIP, UMTS/GSM and mobile broadband. RADCOM's comprehensive, carrier- grade solutions are designed for big data analytics on terabit networks, and are used to prevent service provider revenue leakage and to enhance customer care management. RADCOM's products interact with policy management to provide self-optimizing network solutions. RADCOM's shares are listed on the NASDAQ Capital Market under the symbol RDCM. For more information, please visit www.radcom.com

Risks Regarding Forward-Looking Statements

Certain statements made herein that use the words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties that could cause the actual results, performance or achievements of RADCOM to be materially different from those that may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, decline in the demand for RADCOM’s products, inability to timely develop and introduce new technologies, products and applications, and loss of market share and pressure on prices resulting from competition. For additional information regarding these and other risks and uncertainties associated with RADCOM’s business, reference is made to RADCOM’s reports filed from time to time with the United States Securities and Exchange Commission. RADCOM does not undertake to revise or update any forward-looking statements for any reason.